NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 1995

NOTE 1 - ACCOUNTING POLICIES

     The Company's significant accounting policies, other than those described in Note 2 below, are described in Note 1 of the Notes to Consolidated Financial Statements included in its 1994 Annual Report on Form 10-K filed with the Securities and Exchange Commission. For interim reporting purposes, the Company follows the same basic accounting policies and considers each interim period as an integral part of an annual period.

     The financial information included herein is unaudited; however, such information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods.

     1994 data reflects minor reclassifications to be consistent with 1995 presentation.

NOTE 2 - ACCOUNTING POLICY CHANGE - ADOPTION OF SFAS 114

     As of January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, as amended by SFAS No. 118 (hereafter collectively referred to as SFAS 114). A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 requires that impaired loans be measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate. In the case of collateral dependent loans, impairment may be measured based on the fair value of the
collateral.   When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance. This change in accounting as prescribed by SFAS 114 did not result in a cumulative adjustment of the Company's reported financial condition. Further, adoption of SFAS 114 did not impact the Company's measurement of its provision for possible loan losses for the nine month period ended September 30, 1995.

     The adoption of SFAS 114 had no impact on the Company's income recognition policy for nonaccrual loans.

     Allowance for Possible Loan Losses. The following table presents changes in the allowance for possible loan losses:

                                Three Months                 Nine Months
                                Ended September 30,          Ended September 30,
                                ----------------------------------------------
                                   1995      1994            1995      1994
                                ------------------------------------------------
                                                (In Thousands)

Beginning Balance                  $23,546  $18,927         $19,099  $18,917
Allowance of Acquired Bank               -        -           4,135        -
Provision                            1,200    1,000           2,750    3,400
Loans Charged Off                   (1,263)  (1,211)         (3,606)  (4,088)
Loan Recoveries                      1,053      373           2,158      860
                                ---------------------------------------------
Ending Balance                     $24,536  $19,089         $24,536  $19,089
                                =============================================


     At September 30, 1995, the recorded investment in loans that are considered to be impaired under SFAS 114 was $8,246,000 (all such loans were on a nonaccrual basis). Included in this amount is $3,794,000 of impaired loans for which the related allowance for possible loan losses is $765,000, and $4,452,000 of impaired loans for which no specific allowance for possible loan losses has been allocated. The average recorded investment in impaired loans during the quarter ended September 30, 1995 was approximately $7,933,000. For the quarter ended September 30, 1995, interest income on impaired loans totaled $19,000, which was recognized on a cash basis.

NOTE 3 - ACQUISITION OF THE BANK OF WESTERN MASSACHUSETTS

     On March 17, 1995 the Company acquired all of the outstanding shares of the common stock of The Bank of Western Massachusetts. The Company issued 784,406 shares at a price of $18.20 per share; 408,594 of the shares issued were treasury stock. The total cash outlay, including payments made with respect to outstanding stock options and warrants issued by The Bank of Western Massachusetts, was $12.1 million. This transaction has been accounted for as a purchase and, accordingly the consolidated statement of income includes The Bank of Western Massachusetts' results of operations from the date of acquisition.

     In accordance with the purchase method of accounting, the purchase price has been allocated to assets acquired and liabilities assumed based on estimates of fair value at the date of acquisition. The excess of purchase price over the fair value of assets acquired, including a core deposit intangible asset, has been recorded as goodwill. The fair value of these assets and liabilities is summarized as follows:

                                           (In Thousands)
                                           --------------
Cash and Cash Equivalents                    $   8,715
Securities Available for Sale                   42,123
Net Loans                                      158,975
Premises and Equipment                           1,422
Core Deposit Intangible                          5,021
Goodwill                                         7,123
Other Real Estate Owned                          1,296
Prepaid Expenses and Other Assets                5,296
Deposits                                      (176,395)
Short-Term Borrowings                         ( 18,980)
Accrued Expenses and Other Liabilities        (  8,143)
                                            ------------
     Total Acquisition Cost                  $  26,453
                                            ============

     Included in the total acquisition cost are approximately $100,000 of capitalized costs incurred in connection with the acquisition.

     Goodwill is being amortized on a straight-line basis over 15 years; the core deposit intangible is being amortized on an accelerated basis over 10 years.

     Following is supplemental information reflecting selected pro forma results if this acquisition had been consummated as of January 1, 1994.

                                                  First
                                   Full Year      Nine Months
                                   ---------------------------
                                     1994         1995
                                   ---------------------------
                                    (In Thousands, except EPS)

Total Revenue                      $87,346        $72,485
Income Before Income Taxes          24,306         22,424
Net Income                          15,972         15,121

Earnings per Share (EPS)           $  1.84        $  1.78

     Total revenue includes net interest income and noninterest income.


NOTE 4 - ACQUISITION OF FLAGSHIP BANK AND TRUST COMPANY

     On September 19, 1995, the Company announced that a definitive agreement had been signed under which the Company would acquire Flagship Bank and Trust Company (Flagship) of Worcester, Massachusetts for stock. At December 31, 1994, Flagship had total assets and shareholders' equity of $246.1 million and $15.0 million, respectively. Under the agreement, Flagship shareholders will receive
1.2 shares of Chittenden Corporation stock for each share of Flagship stock owned. Total shares outstanding of Chittenden Corporation stock will increase by 1.3 million shares to a total of 9.6 million shares after the acquisition. Based on the closing price of Chittenden stock as of October 31, 1995, the market value of the shares to be exchanged totaled $35.7 million.

     Consummation of the agreement is subject to approval by Flagship stocksholders and certain regulatory agencies and is expected to occur in the first quarter of 1996. The agreement permits Flagship to terminate the transaction if the average closing price of Chittenden stock during the pricing period falls below $23.25. In connection with signing the definitive agreement, Flagship granted Chittenden an option, exercisable upon the occurrence of certain events, to acquire up to 24.9% of Flagship in newly issued common stock at an exercise price of $20.00 per share.

     The acquisition will be accounted for as a pooling of interests.

NOTE 5 - STOCKHOLDERS' EQUITY

     Stock Split. On April 19, 1995, the Company declared a five-for-four stock split to be distributed on May 26, 1995 to stockholders of record May 12, 1995. This stock split has been reflected in the accompanying balance sheets as of September 30, 1995 and December 31, 1994; all per share information shown on the accompanying statements of income has been retroactively restated to reflect the split. Quarterly per share figures may not total to the full year amount due to changes in the average number of shares outstanding.

NOTE 6 - SUBSEQUENT EVENT

     Dividend Declaration. On October 18, 1995, the Company declared dividends of approximately $1.25 million or $0.15 per share. This dividend is to be paid on November 17, 1995 to stockholders of record on November 3, 1995.

NOTE 7 - RECENT ACCOUNTING PRONOUNCEMENT

     In May, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS (SFAS 122). This Statement amends Statement No. 65, ACCOUNTING FOR CERTAIN MORTGAGE BANKING ACTIVITIES (SFAS 65), to require that enterprises engaged in mortgage banking activities recognize as separate assets rights to service mortgage loans for others, when the related loans are sold and the servicing rights are retained. The amount capitalized is based on an allocation of the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. SFAS 122 also requires capitalized mortgage servicing rights to be assessed for impairment based on the fair value of those rights.

     SFAS 122 will be applied prospectively in the Company's fiscal year beginning January 1, 1996, to transactions in which mortgage loans are sold or securitized with servicing rights retained. Retroactive capitalization of mortgage servicing rights retained in transactions occurring before the adoption of SFAS 122 is not permitted.

     The Company expects the adoption of SFAS 122 will have a positive, and perhaps significant, impact on income in 1996, depending on the volume of loans closed and sold during the year.

                         PART I.  FINANCIAL INFORMATION

      Item 2.  Management's Discussion and Analysis of Financial Condition
                            and Results of Operations